UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934


CabelTel International Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

393648407

(CUSIP Number)

Marshall K. Stagg
Kurtz, Anderson and Associates
26632 Towne Centre Drive, Suite 220
Foothill Ranch, CA 92610
(949) 768-8122

(Name Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-
1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




































1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
HKS INVESTMENT CORPORATION / 74-3154865
2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
a.	_
b.	X
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: NEVADA
7.	Sole Voting Power: 108,994
8.	Shared Voting Power:
9.	Sole Dispositive Power: 108,994
10.	Shared Dispositive Power:
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
108,994
12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions).
13.	Percent of Class Represented by Amount in Row (11): 11.2%
14.	Type of Reporting Person (See Instructions):  CO






1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
DAVID HENSEL
2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
a.	X
b.	_
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: United States
7.	Sole Voting Power:
8.	Shared Voting Power: 108,994
9.	Sole Dispositive Power:
10.	Shared Dispositive Power: 108,994
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
108,994
12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions).
13.	Percent of Class Represented by Amount in Row (11): 11.2%
14.	Type of Reporting Person (See Instructions):  IN






1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
JOHN KELLAR
2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
a.	X
b.	_
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: United States
7.	Sole Voting Power:
8.	Shared Voting Power: 108,994
9.	Sole Dispositive Power:
10.	Shared Dispositive Power: 108,994
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
108,994
12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions).
13.	Percent of Class Represented by Amount in Row (11): 11.2%
14.	Type of Reporting Person (See Instructions):  IN






1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
MARSHALL STAGG
2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
a.	X
b.	_
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: United States
7.	Sole Voting Power:
8.	Shared Voting Power: 108,994
9.	Sole Dispositive Power:
10.	Shared Dispositive Power: 108,994
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
108,994
12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions).
13.	Percent of Class Represented by Amount in Row (11): 11.2%
14.	Type of Reporting Person (See Instructions):  IN






The Reporting Persons (as defined below) listed on the cover page of this
Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder.


ITEM 1. SECURITY OF THE ISSUER

The class of equity securities to which this Statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of CabelTel International Corporation, a Nevada corporation (the "Issuer").
The principal executive offices of the Issuer are located at 1755 Wittington Place, Suite 340, Dallas, TX 75234.


ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed on behalf of (a) HKS Investment Corporation ("HKS"); David Hensel ("Mr. Hensel"); John Kellar ("Mr. Kellar"); and Marshall Stagg ("Mr. Stagg") (together the "Reporting Persons").

HKS is engaged primarily in the business of investing in passive activity investments. The principal place of business of HKS is 10916 Sutter Hills
Avenue, Las Vegas, Nevada 89144.    HKS has voting and dispositive
power over 108,994 shares of Common Stock in Issuer, and is the direct owner for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), of the Common Stock.

Mr. Hensel is Owner of Omega Design an acquisition and construction company based in Washington State. He is a shareholder, director, and is the President of HKS. His principal office is located at 45 Barnaby Creek Side Rd., Inchelium, Washington.

Mr. Kellar is Vice President of Finance for Wedgwood Services, Inc. a Washington Corporation. He is a shareholder, director and is the Vice President and Treasurer of HKS. His principal office is located at 816 NE 87th Avenue, Vancouver, Washington.

Mr. Stagg is an Associate of Kurtz, Anderson and Associates, a California law firm. He is a shareholder, director and is the Secretary of HKS. His place of business and principal office is located at 26632 Towne Centre Drive, Suite 220, Foothill Ranch, California.

During the last five years, none of the Reporting Persons or any officer or director of HKS has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons or any officer or director of Longview has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order
(i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

HKS is a corporation formed under the laws of the State of Nevada. Mr. Hensel, Mr. Kellar, and Mr. Stagg are citizens of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION

The securities of the Issuer were acquired by HKS in an off the market transaction by a private sale. HKS effected such acquisition using cash on hand.


ITEM 4. PURPOSE OF TRANSACTION

The securities reported hereunder were acquired and are held by HKS for investment purposes. HKS and its Directors, Officers, and Shareholders have no present plans to acquire additional securities of the Issuer, or dispose of Securities of the Issuer. Depending on market conditions and other factors that the Reporting Persons may deem material, the Reporting Persons may purchase additional shares of Common Stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares of Common Stock owned by such persons in the open market or in private transactions. Representatives of HKS may participate in the future in discussions with the Issuer's management about matters relating to the business, operations, and assets of the Issuer and matters related thereto, including matters that may be specified in Items 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) HKS directly owns 108,994 shares of Common Stock, representing approximately 11.2% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 977,004 shares of Common Stock issued and outstanding as of December 30, 2005). HKS holds the power to vote and dispose of the 108,994 shares of Common Stock which it directly owns.

(b) Mr. Hensel may be deemed to beneficially own an aggregate of 108,994 shares of Common Stock as of December 30, 2005, representing in the aggregate approximately 11.2% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as President and Director of HKS. Mr. Hensel shares the power to vote and dispose of the 108,994 shares of Common Stock which he may be deemed to beneficially own.

Mr. Kellar may be deemed to beneficially own an aggregate of 108,994 shares of Common Stock as of December 30, 2005, representing in the aggregate approximately 11.2% of the outstanding shares of Common
Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as Vice President and Director of HKS. Mr. Kellar shares the power to vote and dispose of the 108,994 shares of Common Stock which he may be deemed to beneficially own.

Mr. Stagg may be deemed to beneficially own an aggregate of 108,994 shares of Common Stock as of December 30, 2005, representing in the aggregate approximately 11.2% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as President and Director of HKS. Mr. Stagg shares the power to vote and dispose of the 108,994 shares of Common Stock which he may be deemed to beneficially own.

(c) The following transaction in shares of Common Stock which are deemed to be directly or beneficially owned by the Reporting Persons occurred during the past sixty days in the public market:

(i) December 30, 2005	Purchased 108,994 shares at $2.10 per share.


(d) Only HKS has the right to receive dividends, if any, paid in respect of, and the proceeds from the sale of, the securities reported hereunder. Neither Mr. Hensel, Mr. Kellar, nor Mr. Stagg has the power or right to receive dividends paid in respect of, and the proceeds from the sale of, the securities reported hereunder.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See Exhibit 1 appearing below, which is incorporated herein.












After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




HKS INVESTMENT CORPORATION

By: /s/ Marshall K. Stagg
Marshall K. Stagg, Secretary



/s/ David Hensel
DAVID HENSEL


/s/ David Hensel
JOHN KELLAR



/s/ Marshall Stagg
MARSHALL STAGG






















EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of
1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on
Schedule 13D and all amendments thereto with respect to CabelTel
International Corporation Common Stock, par value $0.01 per share, directly or beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

January 9, 2005


HKS INVESTMENT CORPORATION

By: /s/ Marshall K. Stagg
Marshall K. Stagg, Secretary



/s/ David Hensel
DAVID HENSEL


/s/ John Kellar
JOHN KELLAR



/s/ Marshall Stagg      _
MARSHALL STAGG